FOR IMMEDIATE RELEASE


For Information, Contact:

                         Seymour Holtzman, Chairman of the Board
                         Jeff Unger, Investor Relations
                         Designs, Inc.
                         (781) 444-7222

                         RJ Falkner & Company, Inc.
                         Investor Relations Counsel
                         (800) 377-9893
                         info@rjfalkner.com

        DESIGNS, INC. ANNOUNCES RESULTS OF DUTCH AUCTION TENDER OFFER

(NEEDHAM, MA, December 28, 2000) -- Designs, Inc. (NASDAQ/NMS: "DESI"), operator of Levi's(R) and Dockers(R) Outlet By Designs stores, today announced the results of its "Dutch Auction" tender offer, which expired at 5:00pm EST on December 22, 2000. The "Dutch Auction" tender offer commenced on November 15, 2000, as supplemented on December 18, 2000 and was for up to 1.5 million shares of the Company's Common Stock, while reserving the option to purchase up to an additional 1 million shares, at a price between $2.50 and $3.00 per share.

Based on the final count by the depositary for the tender offer, 1,758,019 shares of common stock were properly tendered at $2.50 per share, and not withdrawn. This is in excess of the 1,500,000 shares the Company had offered to purchase. As permitted by applicable SEC regulations, as set forth in the offer to purchase, the Company has determined to purchase an additional 258,019 shares in the offer. Accordingly, the Company will purchase all of the 1,758,019 shares which were tendered at $2.50 per share. The remainder of the total of approximately 3,652,784 shares tendered will not be purchased.

The settlement date for these tendered shares is Thursday, December 28, 2000. Designs will promptly pay after final confirmation for those shares validly tendered, accepted and properly delivered promptly.

Designs Inc. currently has approximately 15.8 million shares issued and outstanding. The Company expects to have approximately 14.1 million shares outstanding immediately following payment for the tendered shares. D.F. King and Co., Inc. acted as Information Agent in the tender offer.

The discussion of forward-looking information requires management of the Company to make certain estimates and assumptions regarding the Company's strategic direction and the effect of such plans on the Company's financial results. The Company's actual results and the implementation of its plans and operations may differ materially from forward-looking statements made by the Company. The Company encourages readers of forwarding-looking information concerning the Company to refer to its prior filings with the Securities and Exchange Commission that set forth certain risks and uncertainties that may have an impact on future results and direction of the Company.

Designs, Inc. operates 105 Levi's(R)Outlet by Designs and Dockers(R)Outlet by Designs stores. These stores are located in outlet parks and malls throughout the eastern United States and Puerto Rico.